SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04004360

RECEIVED FEB 23 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RichAve Financial, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Maywood
(No. and Street)

Irvine (City) California (State) 92602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S Lui, President andCEO 626 374-3149
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan S. Lui, President and CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RichAve Financial, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

WAYNE LUNG LIN
Commission # 1257530
Notary Public - California
Los Angeles County
My Comm. Expires Mar 19, 2004

Alan S. Lui
Signature

president
Title

Wayne Lung Lin
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles } ss.

On February 19, 2004 (Date) before me, WAYNE LUNG LIN (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Liu, ALAN SHIHGAR (Name(s) of Signer(s)),

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(s) acted, executed the instrument.

WAYNE LUNG LIN
Commission # 1257530
Notary Public - California
Los Angeles County
My Comm. Expires Mar 19, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

Wayne Lung Lin

Signature of Notary Public

OPTIONAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

RICHAVE FINANCIAL, INC.

18 Maywood
Irvine, CA 92602

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RichAve Financial, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of RichAve Financial, Inc. as of December 31, 2003 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of RichAve Financial, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of RichAve Financial, Inc. as of December 31, 2003 and the results of its operations cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

RICHAVE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash			
Checking		$	7,970
Clearing broker deposit			50,000
Goodwill net of accumulated amortization of $7,600			28,400
TOTAL ASSETS		$	86,370

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES			$	479
TOTAL LIABILITIES			$	479
SHAREHOLDERS' EQUITY				
Common stock ($1 par value, 1,000,000 shares authorized, 480,000 shares issued and outstanding)	$	480,000		
Paid-in capital		128,180		
Retained earnings (deficit)		(522,289)		85,891
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	86,370

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	$ 7,517
TOTAL REVENUES	7,517
OPERATING EXPENSES - see page 8	19,860
INCOME (LOSS) BEFORE TAX PROVISION	(12,343)
INCOME TAX PROVISION	800
NET LOSS	$ (13,143)

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2002	480,000	$	480,000	$	54,211	$	(509,146)	$	25,065
Paid in capital					73,969				73,969
Net Income (loss)							(13,143)		(13,143)
Balance, December 31, 2003	480,000	$	480,000	$	128,180	$	(522,289)	$	85,891

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income (loss)	$	(13,143)
Amortization		5,600
Changes in operating assets and liabilities:		
Clearing Broker Deposit		(50,000)
Accrued expenses		479
Net cash provided (used) operating activities		(57,064)
Cash Flows from Investing Activities		
Goodwill		(16,000)
Cash Flows for Investing Activities		(16,000)
Cash Flows from Financing Activities:		
Paid in capital		73,969
Cash Flows from Financing Activities		73,969
Net increase (decrease) in cash		905
Cash at beginning of year		7,065
Cash at end of year	$	7,970

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

Organization

Amervest Capital, Inc. was incorporated in California on June 17, 1994 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. April 4, 2002, the Company was acquired by another Company and the name was changed to RichAve Financial, Inc. (the Company). The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker- dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company maintains its principal and only office in Anaheim, California.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Amortization

The Company amortizes goodwill over a five-year period.

Provision for Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

RICHAVE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2003

Note 3 - Related Parties

The Company has been involved in certain business transactions with it's parent company (the Affiliate). Certain operating expenses are shared between the two companies.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RICHAVE FINANCIAL, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2003

OPERATING EXPENSES

Amortization	$	5,600
Consulting fees		2,975
Licenses and permits		1,426
Professional services		1,550
Rent		5,400
All other		2,909
TOTAL OPERATING EXPENSES	$	19,860

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	85,891
Nonallowable assets - Goodwill		(28,400)
NET CAPITAL	$	57,491
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	32
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	52,491
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	57,443
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	479
Percentage of aggregate indebtedness to net capital		1%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	57,970
VARIANCE:		
Accrued expenses		(479)
NET CAPITAL PER AUDIT REPORT	$	57,491

See Accompanying Notes to Financial Statements

PART II

RICHAVE FINANCIAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
RichAve Financial, Inc.
Irvine, California

In planning and performing my audit of the financial statements of RichAve Financial, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
RichAve Financial, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2004